SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TILE SHOP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Peter J. Jacullo III

c/o Tile Shop Holdings, Inc.

14000 Carlson Parkway

Plymouth, Minnesota 55441

(763) 852-2950

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88677Q109	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON JWTS, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,191,180(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,191,180(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 3,191,180(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON CO

____________

(1) Represents 3,191,180 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc. (the “Company”) held by JWTS, Inc. (“JWTS”). Peter J. Jacullo III (“Jacullo”) is the President and the sole member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

CUSIP No. 88677Q109	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Peter J. Jacullo III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,664,390(1)
	8	SHARED VOTING POWER 4,706,489(2)
	9	SOLE DISPOSITIVE POWER 3,664,390(1)
	10	SHARED DISPOSITIVE POWER 4,706,489(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 8,370,879(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON IN

____________

(1) Includes (i) 3,191,180 shares of Common Stock of the Company held by JWTS and (ii) 14,477 shares of restricted Common Stock received as director compensation, which are subject to a risk of forfeiture until the earlier of (a) the date of the Company’s next annual meeting of stockholders and (b) July 20, 2022. Mr. Jacullo is the President and the sole member of the board of directors of JWTS, holds sole voting and dispositive power over the securities held by JWTS, and may be deemed to beneficially own the securities held by JWTS.

(2) Represents 4,706,489 shares of Common Stock of the Company held by the Katherine D. Jacullo Children’s 1993 Irrevocable Trust (the “Trust”). Mr. Jacullo and George P. Alberici (“Alberici”) are co-trustees of the Trust, hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.

CUSIP No. 88677Q109	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON Katherine D. Jacullo Children’s 1993 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,706,489(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,706,489(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 4,706,489(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%
14	TYPE OF REPORTING PERSON OO

____________

(1) Represents 4,706,489 shares of Common Stock of the Company held by the Trust. Messrs. Jacullo and Alberici are co-trustees of the Trust, hold shared voting and dispositive power over the securities held by the Trust, and may be deemed to beneficially own the securities held by the Trust.

CUSIP No. 88677Q109	13D	Page 5 of 6 Pages

 This Amendment No. 6 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 6”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on August 29, 2012, as amended (this “Statement” or “Schedule 13D”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined in this Amendment No. 6 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 6, the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

On December 15, 2021, JWTS distributed 1,250,000 shares of Common Stock to its stockholders, pursuant to a pro rata distribution for no consideration. The Trust, as a stockholder of JWTS, received 1,029,500 shares of Common Stock in the distribution.

The Reporting Persons acquired the Common Stock reported in this Statement for investment purposes. The Reporting Persons and their affiliates may in the future acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to the terms of the Director Standstill Commitment. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law and the Company’s policies applicable to members of its board of directors.

None of the Reporting Persons has any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or as may be proposed by Mr. Jacullo in his capacity as a director of the Company or by the Board with his participation. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to their investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 8,370,879 shares of Common Stock, which represents approximately 16.1% of the Company’s outstanding shares of Common Stock.

Each of the Reporting Persons holds the number and percentage of shares of Common Stock disclosed as owned by it or him in the applicable table set forth on the cover page to this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on the 51,969,094 shares of Common Stock reported by the Company as outstanding as of November 1, 2021 in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021.

(c) On December 15, 2021, JWTS distributed 1,250,000 shares of Common Stock to its stockholders, pursuant to a pro rata distribution for no consideration. The Trust, as a stockholder of JWTS, received 1,029,500 shares of Common Stock in the distribution.

CUSIP No. 88677Q109	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13D with respect to the Common Stock of the Company.

Dated: January 3, 2022

JWTS, INC.

/s/ Peter J. Jacullo III
Peter J. Jacullo III
President

/s/ Peter J. Jacullo III
PETER J. JACULLO III /s/ George Alberici
GEORGE ALBERICI

KATHERINE D. JACULLO CHILDREN’S 1993 IRREVOCABLE TRUST

/s/ Peter J. Jacullo III
Peter J. Jacullo III
Trustee